UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Brookfield Reinsurance Ltd.

(Name of Issuer)

Class A Exchangeable Limited Voting Shares

(Title of Class of Securities)

G16250105

(CUSIP Number)

Kathy Sarpash

Partners Value Investments LP

Brookfield Place, 181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3, Canada

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 915,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 915,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This amount consists of class A exchangeable limited voting shares (“Class A Exchangeable Shares”) of Brookfield Reinsurance Ltd. (the “Issuer”) held by Partners Value Investments Inc., a wholly owned subsidiary of Partners Value Investments LP.

(2)	Based on 10,200,952 Class A Exchangeable Shares of the Issuer outstanding as of March 3, 2023.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS PARTNERS VALUE INVESTMENTS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ – Joint Filing
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 915,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 915,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 915,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount consists of Class A Exchangeable Shares of the Issuer held by Partners Value Investments LP through its wholly owned subsidiary, Partners Value Investments Inc.
(2)	Based on 10,200,952 Class A Exchangeable Shares of the Issuer outstanding as of March 3, 2023.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the class A exchangeable limited voting shares (the “Class A Exchangeable Shares”) of Brookfield Reinsurance Ltd., an exempted company limited by shares incorporated under the Companies Act 1981 of Bermuda, as amended (the “Issuer”), with its principal office at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke HM08, Bermuda.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by and on behalf of Partners Value Investments Inc., a corporation formed under the laws of the Province of Ontario, Canada (“PVI Inc.”), and Partners Value Investments LP, a partnership formed under the laws of the Province of Ontario, Canada (“PVI LP”, and collectively with PVI Inc., the “Reporting Persons”).

(b)-(c) PVI Inc. is a wholly owned subsidiary of PVI LP, whose principal business is that of an investment holding company. The principal business address of the Reporting Persons is:

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3, Canada

(d)-(e) During the last five years, none of the Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenships of each of the Scheduled Persons are set forth on Schedules I and II hereto.

Item 3. Source and Amount of Funds or Other Consideration.

On March 3, 2023, PVI Inc. and the Issuer entered into an exchange agreement, pursuant to which PVI Inc. sold and transferred to the Issuer, and the Issuer purchased and received from PVI Inc., 915,000 Brookfield Class A Shares and all accrued and unpaid dividends thereon, in exchange for the issuance by the Issuer of 915,000 Class A Exchangeable Shares to PVI Inc. on a private placement basis.

The information set forth in Items 2, 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Other than as described below or contemplated above, none of the Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has any current plans or proposals that relate to or would result in:

a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	any material change in the present capitalization or dividend policy of the Issuer;

f)	any other material change in the Issuer’s business or corporate structure;

g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Class A Exchangeable Shares held by the Reporting Persons to which this Schedule 13D relates is 915,000 Class A Exchangeable Shares, constituting approximately 9.0% of the Issuer’s currently outstanding Class A Exchangeable Shares. The percentage of Class A Exchangeable Shares of the Issuer is based on an aggregate number of Class A Exchangeable Shares of 10,200,952 outstanding as of March 3, 2023.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 13, 2023

PARTNERS VALUE INVESTMENTS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Senior Vice President, General Counsel and Secretary

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT TRUST

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Senior Vice President, General Counsel and Secretary

SCHEDULE I

PARTNERS VALUE INVESTMENTS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Bahir Manios, President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer of Brookfield Asset Management Ltd.	Canada

Brian D. Lawson, Chairman, Chief Executive Officer and Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Frank N.C. Lochan, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Rachel Powell, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, Brookfield Reinsurance Ltd.	Canada

Kathy Sarpash, Senior Vice President, General Counsel and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Danesh K. Varma, Director	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K	Corporate Director	Canada and United Kingdom

Ralph J. Zarboni, Director	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

SCHEDULE II

PVI MANAGEMENT TRUST, as General Partner of PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Trustee	Principal Business Address	Principal Occupation or Employment	Citizenship

Bahir Manios, Trustee and President	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Chief Financial Officer of Brookfield Asset Management Ltd.	Canada

Brian D. Lawson, Trustee and Chief Executive Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Vice Chair, Brookfield Corporation	Canada

Frank N.C. Lochan, Trustee and Chairman	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Rachel Powell, Chief Financial Officer	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Senior Vice President, Finance, Brookfield Reinsurance Ltd.	Canada

Kathy Sarpash, Senior Vice President, General Counsel and Secretary	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Managing Director, Brookfield Asset Management Ltd.	Canada

Ralph J. Zarboni, Trustee	181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3, Canada	Corporate Director	Canada

Danesh K. Varma, Trustee	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K	Corporate Director	Canada and United Kingdom